[GRAPHIC
OMITTED]                                                   For Immediate Release


                              VINA CONCHA Y TORO REPORTS
                            FOURTH QUARTER AND 2003 RESULTS


         Santiago, Chile, March 19, 2004 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and twelve-month periods ended December 31, 2003. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of December 31, 2003. For comparative purposes, US dollar figures (US$), except export figures, are based on the exchange rate effective December 31, 2003 (US$1.00=Ch$593.80).


                               Highlights 4Q03 vs. 4Q02

         o   Total revenues increased 12.4%.
         o   Export sales in US dollars, increased 30.3%.
         o   Bottled export shipments increased 15.1% to 1,987,870 cases.
         o Bottled domestic revenues increased 1.9% in value and decreased 3.4% in volume.
         o   Operating income decreased 22.1%.
         o   Net income increased 20.2% to Ch$3,531 million (US$5.9 million).
         o   Earnings per ADR increased 46.9% to US$ 0.41.


                               Highlights 2003 vs. 2002

         o   Total revenues increased 18.3%.
         o   Export sales in US dollars, increased 25.5%.
         o   Bottled export shipments increased 16.7% to 7,369,000 cases.
         o Bottled domestic revenues increased 4.8% in value and 5.8% in volume.
         o   Operating income increased 6.5%.
         o   Net income increased 12.8% to Ch$18,584 million (US$31.3 million).
         o   Earnings per ADR increased 37.9% to US$ 2.18.

                                                                   CONCHA Y TORO

                    Fourth Quarter and Full Year 2003 Results

Chief Executive Officer's overview

We are pleased to present our results for the year 2003. Led by record sales of Casillero del Diablo, our global brand with 1,000,000 cases sold worldwide, sales of premium wines increased 46%. However, perhaps the 25.5% increase in export revenue is more representative of the strength of the Concha y Toro brand today in the increasingly competitive wine business.

In the tough domestic market, annual revenues increased 4.8%. Sales volumes over the period rose 5.8% while the average price slipped slightly. The Company is, however, shifting its focus to higher-priced branded products and in the final quarter we managed to raise the average price in the local market by 5.5%.

Our subsidiaries abroad continued to perform well. Trivento's sales volumes, both within Argentina and overseas, advanced strongly. Sales revenue from our Argentine operations doubled. Concha y Toro UK has continued working on increasing market penetration of the Concha y Toro brand successfully.

Fourth quarter sales performance was positive in every market. Nevertheless, given the impact of the recent weakness in the US dollar on dollar denominated sales revenues, the Company's gross margin shrunk. Concha y Toro attempts to mitigate such effects by market diversification. In Europe, which receives almost half of our exports, our wines are priced either in euros or sterling.


Total Revenues

Total revenues increased 12.4% to Ch$ 41,686 million (US$70 million) from Ch$ 37,086 million (US$62 million). Fourth quarter sales performance was positive across all main business areas. Export performance, despite being impacted by the sharp appreciation of the Chilean peso in the final quarter, was strong in all markets. The company is focused on increasing profitability in the domestic market, and our subsidiaries' sales momentum remains strong.

                                                  Table 1
                                              Total Revenues
                                             (in Ch$ millions)
                            -----------------------------------------------
                                             4Q03                     2003
                                             vs.                       vs.
                                             4Q02                     2002
                             4Q03    4Q02    (%)     2003     2002     (%)
                            ------  ------  ------  -------  -------  -----
  DOMESTIC                   9,158   8,926    2.6%   31,939   30,491   4.7%
INTERNATIONAL
- Exports to third parties  23,107  21,500    7.5%   89,614   75,567  18.6%
- Concha y Toro UK           4,022   2,696   49.2%   14,834   11,238  32.0%
- Argentina                  3,700   1,837  101.4%    9,995    4,932  02.7%
TOTAL INTERNATIONAL         30,828  26,033   18.4%  114,443   91,736  24.8%
OTHER                        1,700   2,128  -20.1%    6,961    7,377  -5.6%

                            ------  ------  ------  -------  -------  -----
                     TOTAL  41,686  37,086   12.4%  153,344  129,604  18.3%
                            ------  ------  ------  -------  -------  -----

                                                                   CONCHA Y TORO

Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 7.5% to Ch$23,107 million.

Excluding bulk wine sales, bottled export revenues from third parties rose 7.1% to Ch$22,863 million from Ch$21,354 million in 4Q02. The rise in revenues from overseas markets was achieved from higher volumes and a higher average price in dollars. The figure for export revenue includes the negative effect of the 14.8% year on year appreciation of the Chilean peso against the US dollar.

Bulk sales of 672 thousand liters totaled Ch$244 million (US$411 thousand) -an increase of 66.9% when compared to 4Q02.


o    Bottled Wine Revenue in US$:
     ----------------------------

The following figures, representing exports in dollars and volume, include sales to the Company's distribution subsidiary in the UK. For the quarter, export figures in US dollars include sales totaling US$ 3,540,496 (160,390 cases) to the Company's subsidiary in the United Kingdom.

Stated in US dollars, export revenue increased 30.3% to US$ 40.3 million from US$30.9 million. This performance comprised a 15.1% increase in shipments and a 13.2% increase in the average dollar denominated price. Continuing the positive trend throughout the year, the result reflects the Company's global competitiveness. All regions returned solid growth rates. Sales growth in US dollars by region was as follows: Europe 36.1%, Canada 65%, Asia 28.5%, South America 18.8%, the US 32.3% and Central America 5.9%.


                                     Graph 1
                          Export Value (US$) by Region
                               Fourth Quarter 2003

[OBJECT OMITTED]

                                                                   CONCHA Y TORO

o    Bottled Wine Sales - Volume:
     ----------------------------

On exporting 1,987,870 cases in 4Q03, year on year, Company sales volume increased 15.1%.

Volume growth by market was as follows: Asia (+27.6%), Europe (+10.6%), the US (+23.7%), Canada (+34.9%), South America (+11.4%) and Central America (0.5%).

Shipments by segment reveal a 59% increase in premium wines resulting mainly from strong premium sales in Europe and the US. Varietal wine sales increased 2.7% and sales of varietal blend wines increased 11.9% following strong sales in the US, Canada and South America.


Cases Shipped:
--------------

In absolute terms, the Company shipped 797 thousand cases to Europe, 593 thousand cases to the US, 190 thousand cases to Central America, 204 thousand cases to South America, 95 thousand cases to Canada and 99 thousand cases to Asia.


Prices
------

The average price per case increased 13.2% to US$ 20.29 from US$ 17.92 in 4Q02, mainly due to an improvement in the mix, as premium wine sales increased 59%. The average price in dollars was raised further by the depreciation of the dollar against the other currencies in which the Company prices its exports, mainly the Euro.


Domestic Revenues

Bottled-wine revenues in Chile increased 1.9% to Ch$9,133 million (US$ 15.4 million) from Ch$8,967 million (US$ 15.1 million). For the quarter, the 5.5% rise in average domestic prices was offset by a 3.4% decrease in volume. By focusing on branded products and the premium category of the portfolio, it is the Company's intention to pursue higher profitability that increasingly stiff competition has steadily eroded. Premium wine sales volume increased 14.5%, the varietal segment 3.4%, while the popular segment decreased 4.2%.


Cost of Sales

The total cost of sales for the quarter, rose 17.7% to Ch$27,108 million (US$46 million) from Ch$23,024 million (US$39 million) in 4Q02. Cost of sales, as a percentage of total sales, increased to 65.0% from 62.1%. The gross margin decreased to 35.0% from 37.9%. The main reason for the decrease is the impact on dollar denominated revenues of the sharp appreciation of the Chilean peso during the quarter. And also due to a one time charge related to raw material obsolescence for Ch$500 million (US$ 0.8 million), that explains 1.1 percentage points of the decrease.


Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 18.9% to Ch$10,501 million (US$18 million). As a percentage of revenues, SG&A increased to 25.2% from the 23.8%. This increase mainly reflects higher marketing, advertising and promotion expenses at home and abroad as well as higher SG&A for business involving Argentina.

                                                                   CONCHA Y TORO

Operating Income

Operating income decreased 22.1% to Ch$4,078 million (US$6.9 million) compared to Ch$5,234 million (US$8.8 million) in the fourth quarter of 2002. Operating margin decreased from 14.1% to 9.8%. The lower operating margin reflects the impact of a lower peso/dollar exchange rate and also higher selling, general and administrative expenses, as the Company continues to back its brands in a more competitive industry.


Non-Operating Results

Total non-operating income increased to Ch$234 million (US$394 thousand) from Ch$168 million (US$283 thousand) following higher equity income from related companies - notably Almaviva. Non-operating expenses decreased to Ch$432 million (US$728 thousand) from Ch$2,441 million (US$4.1 million), mainly to a gain in exchange rate differences. For the quarter, exchange rate differences resulted in a gain of Ch$737 million (US$1.2 million) compared to a loss of Ch$ 2,081 (US$3.5 million) in 2002. This mainly explained by the absence (in 2003) of the "Conversion Adjustment" due to the Argentine devaluation that impacted this account in 2002. Also for this quarter there is an accounting gain for forward contracts hold by the Company denominated in US dollars.


                                     Table 2
                              Non-Operating Results
                                (in Ch$ millions)

                             --------------------------------------------------
                                               4Q03                       2003
                                               vs.                         vs.
                                               4Q02                       2002
                               4Q03    4Q02    (%)      2003     2002      (%)
                              ------  ------  ------   -------  -------   -----
Non-operating Income
Equity Income                    188    -155  -221.2%      919      769    19.5%
Other non-operating income        46     323   -85.7%      431    1,882   -77.1%
Total non-operating income       234     168    39.3%    1,349    2,651   -49.1%

Non-operating expenses
Interest Expense                -332    -297    11.7%     -977   -1,098   -11.0%
Price Level Restatement           28      -1  -2,324%     -226     -261   -13.4%
Exchange Rate Differences        737  -2,081  -135.4%      748   -2,243  -133.3%
Other Non-operating expenses    -865     -62   1,294%   -1,000     -270   271.0%
Total non-operating expenses    -432  -2,441   -82.3%   -1,456   -3,871   -62.4%
                              ------  ------  ------   -------  -------   -----
                       Total    -198  -2,273   -91.3%     -107   -1,221   -91.3%
                              ------  ------  ------   -------  -------   -----


Income Tax

Income tax for the quarter was Ch$347 million (US$585 thousand) compared to Ch$17 million (US$29 thousand) in 4Q02.

                                                                   CONCHA Y TORO

Net Income and Earnings per Share (EPS)

Net Income for the period increased 20.2% to Ch$3,531 million (US$5.9 million) from Ch$2,938 million (US$4.9 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings increased to Ch$4.91 per share from Ch$4.09, for the quarter. Earnings per ADR were Ch$246 in 4Q03. Stated in US dollars, earnings per ADR increased 46.9% to US$ 0.41 in the fourth quarter of 2003 from US$ 0.28 for the fourth quarter of 2002.

                                                                   CONCHA Y TORO

                                  2003 Results


Total Revenues

Total revenues increased 18.3% to Ch$ 153,344 million (US$258 million) from Ch$129,604 million (US$ 218 million). Sales performance has been strong throughout our business; in export markets, the domestic market, the UK subsidiary and also Argentine operations.


Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 18.6% to Ch$89,614 million. Export revenues in Chilean pesos, excluding bulk, increased 18.7% to Ch$88,726 million from Ch$74,762 million.


o    Bottled Wine Revenue in US$:
     ---------------------------

Export revenues from bottled wine, including shipments to the Company's subsidiaries abroad, increased 25.5% to US$144.7 million from US$115.3 million given a 16.7% increase in volumes and a 7.5% increase in the average dollar-stated price.


                                     Graph 3
                          Export Value (US$) by Region
                                      2003

                                [OBJECT OMITTED]


Every region contributed to our sales growth in 2003. In Europe sales grew 36.1%, in the United States 16.9%, Canada 33%, Asia 17.2%, Central America/Caribbean 17.3% and South America 5.9%.

Premium wines (+54.8) and the varietal segment (+21.9%) grew most.


o    Bottled Wine Sales - Volume:
     ----------------------------

Sales volume increased in 2003 by 16.7%, year on year, to 7,369,000 cases.

Volume growth by market was as follows: Asia (+15.4%), Europe (+25.3%), the US (+12.4%), Canada (+10.5%) and Central America/Caribbean (+13.5%). In South America volumes declined 1.1% yoy.

                                                                   CONCHA Y TORO

Reflecting the Company's mid to long-term goals, shipments of premium wines rose 46% mainly from stronger sales of Casillero del Diablo and Marques de Casa Concha. The varietal segment increased 18.7% and the varietal blend segment grew 8.8%.


Cases Shipped:
--------------

In absolute terms, the Company shipped 3,222 thousand cases to Europe, 2,271 thousand cases to the US, 667 thousand cases to Central America, 507 thousand cases to South America, 326 thousand cases to Asia, and 348 thousand cases to Canada.


Prices
------

The average price per case increased 7.5% year on year to US$19.63 from US$18.26. The ascent is due mainly to an improvement in the mix following better sales of premium wines in Europe, the US and Central America. Another factor though is the appreciation of the Euro against the dollar, as over half of our exports go to Europe.


Domestic Revenues

Total domestic revenues increased 4.7%. Excluding bulk sales, revenues increased 4.8% to Ch$31,727 million (US$ 53.4 million) from Ch$30,274 million (US$ 51 million). Total volume in Chile increased 5.8% with the highest increases in the premium (5.9%) and popular categories (6.3%). Average prices for the twelve-month period decreased 0.97%.


Cost of Sales

Total cost of sales rose 19.4% to Ch$ 94,333 million (US$ 159 million) from Ch$ 79,031 million (US$ 133 million) in 2002. Cost of sales as a percentage of total sales increased to 61.5% from 61.0%.

Gross margin decreased to 38.5% from 39.0% revealing the impact of the exchange rate appreciation during the year.


Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 23.7% to Ch$36,948 million (US$62 million). As a percentage of revenues SG&A increased to 24.1% from 23.0% recorded in 2002. This increase reflects higher export-side SG&A involving higher export volumes, an increase in export-related marketing expenses of the Company, and its subsidiaries Concha y Toro UK and Vina Trivento, as well as higher remuneration.


Operating Income

Operating income rose 6.5% to Ch$22,063 million (US$37 million) compared to Ch$20,715 million (US$ 35 million) in 2002. Operating margin decreased from 16.0% to 14.4%, as a result of a decrease in the gross margin given the impact of the exchange rate on dollar denominated revenues and the rise in selling and administrative expenses explained above.


Non-Operating Results

Non-operating income decreased 49.1% to Ch$1,349 million (US$2.3 million) from Ch$2,651 million (US$4.5 million). The weaker result reflects the extraordinary gain the Company recorded in 2002 from the sale of fixed assets amounting to Ch$1,417 million (US$ 2.4 million). Equity income from related companies was

                                                                   CONCHA Y TORO

higher than in 2002, following higher contributions from Vina Almaviva and Industria Corchera.

Non-operating expenses decreased 62.4% to Ch$1,456 million (US$2.5 million). Exchange rate differences produced a gain of Ch$748 million (US$ 1.3 million) compared to a loss of Ch$2,243 million (US$ 3.8 thousand) in 2002. This mainly due to the absence of conversion adjustments related to the devaluation in Argentina and its impact in 2002, and also due to an accounting gain for forward contracts the Company holds in US dollars.


Income Tax

Income tax increased 11.9% to Ch$3,368 million (US$5.7 million).


Net Income and Earnings per Share (EPS)

Net Income for the period increased to Ch$ 18,584 million (US$31.3 million) from Ch$ 16,475 million (US$ 27.7 million), which represents a rise of 12.8%. Concha y Toro's EPS increased to Ch$ 25.84 per share from Ch$ 22.91; earnings per ADR were Ch$ 1,292 and Ch$ 1,146 for the year to date in 2003 and 2002, respectively. In US dollar terms, earnings per ADR increased 37.9% to US$ 2.18 compared to US$ 1.58.


                                  Balance Sheet

Assets

As of December 31, 2003, the Company's consolidated assets stood at Ch$218,373 million (US$368 million), which is Ch$ 21,144 million (US$ 35.6 million) higher than reported a year earlier. The position is mainly due to increases in current assets (inventories) and in property, plant and equipment.


Liabilities

As of December 31, 2003 net financial debt stood at Ch$42,245 million (US$71 million) representing a year-on-year increase of Ch$8,040 (US$14 million). With interest rates currently lower, debt-servicing expenses declined to Ch$977 million (US$1.6 million) during 2003 from Ch$1,098 million (US$1.8 million) in 2002.

As of December 31, financial debt to equity ratio stood at 0.31.


                                    * * * * *

                                                                   CONCHA Y TORO

About Vina Concha y Toro

Vina Concha y Toro is the leading South American wine producer whose products are distributed in 100 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 4,700 hectares of vineyards in Chile and Argentina.

2003 revenues totaled US$ 258 million with earnings per ADR of $2.18. The Company exported 7,369,000 cases valued at US$ 145 million. Domestic market sales totaled US$ 53 million. The company's largest export markets were the US, the U.K., Sweden, Canada and Denmark.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,606 employees and is headquartered in Santiago, Chile.


                               -Tables to Follow-


Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                                   CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of December 31, 2003)

                                   4Q2003           4Q2002             Change           2003               2002           Change
                                   Th. Ch$          Th. Ch$              %             Th. Ch$            Th. Ch$            %
                                 -----------      -----------          ------        -----------        -----------      -------

Operating Results
Revenue from sales                41,685,963       37,086,443            12.4        153,344,000        129,603,738        18.3
Cost of sales                    -27,107,525      -23,024,118            17.7        -94,333,383        -79,031,416        19.4
% of sales                             65.0%            62.1%                              61.5%              61.0%
Gross Profit                      14,578,438       14,062,325             3.7         59,010,617         50,572,322        16.7
Selling & Adm. Expenses          -10,500,678       -8,828,683            18.9        -36,947,822        -29,857,421        23.7
% of sales                             25.2%            23.8%                              24.1%              23.0%
--------------------------------------------------------------------------------------------------------------------------------
Operating Income                   4,077,760        5,233,642           -22.1         22,062,795         20,714,901         6.5
% of sales                              9.8%            14.1%                              14.4%              16.0%
--------------------------------------------------------------------------------------------------------------------------------
Non-Operating Results
-Non-operating income                 46,167          322,967           -85.7            430,624          1,882,029       -77.1
-Equity income                       187,844         -154,975          -221.2            918,587            768,649        19.5
-Non-operating expenses             -864,992          -62,061           1,294         -1,000,437           -269,677       271.0
-Financial expenses                 -331,958         -297,261            11.7           -977,244         -1,097,645       -11.0
-Price level restatement              27,599           -1,241          -2,324           -225,825           -260,703       -13.4
-Exchange rate differences           737,112       -2,080,816          -135.4            747,655         -2,243,354      -133.3
Non-operating result                -198,228       -2,273,387           -91.3           -106,640         -1,220,701       -91.3

Income before income tax           3,879,532        2,960,255            31.1         21,956,155         19,494,200        12.6
Less: income tax                    -347,167                            1,940         -3,367,628         -3,008,444        11.9
                                                   -17,019
Minority interest                     -1,089           -5,144           -78.8             -4,720            -10,623       -55.6
--------------------------------------------------------------------------------------------------------------------------------
Net Income                         3,531,276        2,938,092            20.2         18,583,807         16,475,133        12.8
--------------------------------------------------------------------------------------------------------------------------------
-Earnings per share (Ch$)               4.91             4.09            20.2              25.84              22.91        12.8
-Earnings per ADR (US$)                 0.41             0.28            46.9               2.18               1.58        37.9

EBITDA                             6,067,212        6,868,444           -11.7         29,199,287         26,448,789        10.4
% sales                                14.6%            18.5%                              19.0%              20.4%

Number of shares                 719,170,735      719,170,735                        719,170,735        719,170,735

Exchange rate
US$1.0=Ch$593.8

                                                                   CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of December 31, 2003)

                                                As of Dec. 31,        As of Dec. 31,         As of Dec. 31,
                                                          2003                  2002                   2003
                                                       Th. Ch$               Th. Ch$                Th. US$
                                                --------------        --------------         --------------

Assets
Cash and Equivalents                                 2,434,053             3,514,658                  4,099
Inventories                                         41,740,044            35,022,658                 70,293
Accounts receivables                                38,760,016            37,172,159                 65,275
Other current assets                                17,444,500            13,299,328                 29,378
Total current assets                               100,378,613            89,008,803                169,044

Property, plant & equipment, net                   109,964,113           101,242,783                185,187
Other assets                                         8,030,097             6,976,927                 13,523

Total assets                                       218,372,823           197,228,513                367,755

Liabilities and Shareholders' Equity
Short term debt (1)                                 23,195,901            20,545,184                 39,063
Other current liabilities                           31,847,552            26,994,333                 53,633
Total current liabilities                           55,043,453            47,539,517                 92,697
Long term debt (1)                                  19,049,460            13,659,818                 32,081
Other long-term liabilities                          6,041,954             7,092,388                 10,175
Total long-term liabilities                         25,091,414            20,752,206                 42,256

Minority interest                                       74,684                70,038                    126

Shareholders' Equity                               138,163,272           128,866,752                232,676

Total liabilities and
Shareholders' equity                              218,372,823           197,228,513                367,755

(1) includes only financial debt
    Exchange rate:US$1.0=Ch$593.80